FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of              November, 2002

ART Advanced Research Technologies Inc.

(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐ :

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press Release dated November 12, 2002 announcing the closing of private placements of US $2.5 million and US $2 million, respectively, with OppenheimerFunds and Mr. Serge Huot; and

2. Press Release dated November 18, 2002 announcing the closing of a private placement of U.S. $3.0 million with General Electric Company.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.

(Registrant)

By: /s/ Nadia Martel

Name: Nadia Martel

Title: Vice President and General Counsel

Dated: February 20, 2003

ATTENTION : FINANCE AND ECONOMY EDITORS

News release

For immediate publication

ART CLOSES PRIVATE PLACEMENTS OF US $4.5 MILLION WITH OPPENHEIMERFUNDS AND MR. SERGE HUOT

Saint-Laurent, Canada, November 12, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX: "ARA"), a leading developer of optical imaging technologies for the detection of disease and the visualization of biological phenomena in living systems, is pleased to announce that it has successfully completed as of November 8, 2002 its recently announced private placements of US $2.5 million with OppenheimerFunds and of US $2.0 million with Mr. Serge Huot, former President and Chief Executive Officer and currently a director of ART.

About OppenheimerFunds

In more than 40 years since its founding, OppenheimerFunds has grown into one of the largest and most respected mutual fund companies in the United States. As of September 30, 2002, OppenheimerFunds and its subsidiaries manage more than 60 mutual funds with total assets in excess of US $120 billion, held in more than seven million shareholder accounts. For more information about OppenheimerFunds, visit its Web site at: www.oppenheimerfunds.com.

About ART

ART Advanced Research Technologies Inc. is a North American biomedical company that is involved in the research, design, development, and marketing of optical technologies used in the detection of disease and the visualization of biological phenomena in living systems. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection and diagnosis of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates functional information about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site at: www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

INFORMATION

Montréal

Simard Hamel Communications

Jean-Marc Simard (j.m.simard@shc.ca)

Josée-Michelle Simard (josee-michelle.simard@shc.ca)

(514) 287-9811

Toronto

BenchMark Porter Novelli

Kathleen Vollrath (kvollrath@bmporternovelli.com)

(416) 423-6605

SOURCE

ART Advanced Research Technologies Inc.

Nadia Martel, Vice President and General Counsel

nmartel@art.ca

Sébastien Gignac, Vice President, Corporate Affairs and Secretary

sgignac@art.ca

(514) 832-0777

ATTENTION : FINANCE AND ECONOMY EDITORS

News release

For immediate publication

ART CLOSES PRIVATE PLACEMENT OF US $3.0 MILLION WITH GENERAL ELECTRIC COMPANY

Saint-Laurent, Canada, November 18, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX: "ARA"), a leading developer of optical imaging technologies for the detection of disease and the visualization of biological phenomena in living systems, is pleased to announce that it has successfully completed as of November 15, 2002 its recently announced private placement of US $3.0 million with General Electric Company (GE). ART and GE Medical Systems have also concluded a strategic alliance in which GE will develop with ART new optical molecular imaging applications and help market, manufacture and distribute ART's SoftScan® breast imaging system.

About GE Medical Systems

GE Medical Systems is a US $8 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com .

About ART

ART Advanced Research Technologies Inc. is a North American biomedical company that is involved in the research, design, development, and marketing of optical technologies used in the detection of disease and the visualization of biological phenomena in living systems. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection and diagnosis of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates functional information about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site at: www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

INFORMATION

Montréal

Simard Hamel Communications

Jean-Marc Simard (j.m.simard@shc.ca)

Josée-Michelle Simard (josee-michelle.simard@shc.ca)

(514) 287-9811

Toronto

BenchMark Porter Novelli

Kathleen Vollrath (kvollrath@bmporternovelli.com)

(416) 423-6605

New York

Porter Novelli

Howard Zar (hzar@porternovelli.com)

(201) 601-8084

SOURCE

ART Advanced Research Technologies Inc.

Nadia Martel, Vice President and General Counsel

nmartel@art.ca

Sébastien Gignac, Vice President, Corporate Affairs and Secretary

sgignac@art.ca

(514) 832-0777